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                            September 14, 2022

       Paul Carbone
       Chief Financial Officer
       YETI Holdings, Inc.
       7601 Southwest Parkway
       Austin, TX 78735

                                                        Re: YETI Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 1, 2022
                                                            Filed February 28,
2002
                                                            File No. 001-38713

       Dear Mr. Carbone:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 1, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Components of Our Results of Operations
       Gross profit, page 32

   1. We note your disclosure which states your DTC channel generally generates higher gross margins than your
wholesale channel. We further note your statements regarding your 2nd fiscal quarter of 2022,
where growth in net sales from your wholesale channel outpaced your DTC channels as
compared to the same period last year. As your gross margin rate decreased from 58.5% to
52.2% from the prior year quarter, please explain to us and
                                                        revise to disclose how
gross profit was impacted from the the shift to lower margin sales from the wholesale
channel relative to sales from the DTC channel. Refer to Item
                                                        303(b)(2)(ii) of
Regulation S-K for guidance.
 Paul Carbone
FirstName LastNamePaul  Carbone
YETI Holdings, Inc.
Comapany 14,
September NameYETI
              2022 Holdings, Inc.
September
Page 2    14, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kevin Stertzel at (202) 551-3723 or Jean Yu at (202) 551-3305 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing